UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42908

BGIN BLOCKCHAIN LIMITED

#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051
+65 9658 5681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On December 10, 2025, the audit committee of the board of directors of BGIN BLOCKCHAIN LIMITED (the “Company”) resolved not to renew or negotiate new terms for continued engagement with ZH CPA, LLC (“ZH CPA”), the Company’s auditor, and approved the engagement of MaloneBailey, LLP (“MaloneBailey”), an independent registered public accounting firm, to serve as the auditor of the Company, effective December 12, 2025.

ZH CPA’s report on the Company’s financial statements for the fiscal years ended December 31, 2024 and 2023 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s two most recent fiscal years and through December 10, 2025, there were no disagreements with ZH CPA on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to ZH CPA’s satisfaction, would have caused ZH CPA to make reference to the subject matter of the disagreement in connection with its report on the Company’s financial statements for such periods. During the Company’s two most recent fiscal years and through December 10, 2025, there were no “reportable events” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company has provided ZH CPA with a copy of the above disclosure and requested that ZH CPA furnish a letter addressed to the Commission stating whether or not it agrees with the above statements. A copy of ZH CPA’s letter is filed hereto as Exhibit 16.1.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of MaloneBailey, neither the Company, nor someone on behalf of the Company, has consulted MaloneBailey regarding either the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements. Neither a written report was provided to the Company nor was any oral advice provided that MaloneBailey concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue. Additionally, neither the Company, nor anyone on behalf of it, has consulted MaloneBailey regarding any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

The Company issued a press release on December 15, 2025, announcing the change of auditor. A Copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibit Index

Exhibit Number	Exhibit
16.1	Letter, dated December 15, 2025, from ZH CPA, LLC addressed to the Commission
99.1	Press Release – BGIN BLOCKCHAIN LIMITED Announces Appointment of MaloneBailey, LLP as Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BGIN BLOCKCHAIN LIMITED

Date: December 15, 2025	By:	/s/ Qingfeng Wu
	Name:	Qingfeng Wu
	Title:	Chief Executive Officer (principal executive officer)

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